UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

FOR BATCHES ONLY

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
                                                                                                                                                                                                           The Securities Exchange Act
                                                                                                                                                                                                                                                                      1-31 July 2017

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Block listing Interim Review 07 July 2017	Announcement Director/PDMR Shareholding 10 July 2017
Announcement Diageo announces appointment to Board of Directors 26 July 2017	Announcement Director/PDMR Shareholding 28 July 2017
Announcement Total Voting Rights 31 July 2017

Diageo PLC – Block listing Interim Review
Dated 07 July 2017

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 7 July 2017

Name of applicant:		Diageo plc
Name of scheme:		Diageo Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan)
Period of return:	From:	1 January 2017	To:	30 June 2017
Balance of unallotted securities under scheme(s) from previous return:		196,313
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		4,010
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		192,303

Name of contact:	Jonathan Guttridge
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 7 July 2017

Name of applicant:		Diageo plc
Name of scheme:		Diageo plc Associated Companies Share Incentive Plan
Period of return:	From:	1 January 2017	To:	30 June 2017
Balance of unallotted securities under scheme(s) from previous return:		360,144
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		14,794
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		345,350

Name of contact:	Jonathan Guttridge
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 7 July 2017

Name of applicant:		Diageo plc
Name of scheme:		Diageo 2014 Long Term Incentive Plan
Period of return:	From:	1 January 2017	To:	30 June 2017
Balance of unallotted securities under scheme(s) from previous return:		36,010
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		8,076
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		27,934

Name of contact:	Jonathan Guttridge
Telephone number of contact:	02089786000

Diageo PLC – Director/PDMR Shareholding
Dated 10 July 2017

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. T FRAME 4. S MORIARTY 5. J FERRÁN
b)	Position / status	1. CFO 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. MEMBER OF EXECUTIVE COMMITTEE 5. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction	1-4: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 5: PURCHASE UNDER ARRANGEMENT WITH COMPANY
e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £22.85	8
		2. £22.85	9
		3. £22.85	7
		4. £22.85	8
		5. £22.85	362
f)	Aggregated information	N/A
g)	Date of the transaction	10 JULY 2017
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Diageo announces appointment to Board of Directors
Dated 26 July 2017

26 July 2017

Diageo announces appointment to its Board of Directors

Diageo announces the appointment of Ursula Burns as a Non-Executive Director effective 2 April 2018.  Ursula will also join the Audit, the Nomination and the Remuneration Committees on appointment.

Ursula Burns chaired the Board of the Xerox Corporation from 2010 to 2017 and was Chief Executive Officer from 2009 to 2016.  In that role, she helped the company transform from a global leader in document technology to the world's most diversified business services company, serving enterprises and governments of all sizes.  In 2016, she led Xerox through a successful separation into two independent, publicly traded companies, enhancing their competitive positions and creating significant value creation opportunities.  Ursula joined Xerox in 1980.

Diageo Chairman, Javier Ferrán, said:
"I am delighted that Ursula is joining Diageo's Board.  Her significant and senior expertise in corporate services, manufacturing and product development, coupled with her experience across global markets and deep knowledge of the United States, will stand us in good stead as we progress towards our ambition to be one of the best performing, most trusted and respected consumer goods companies in the world.  Her reputation as one of America's leading businesswomen and her track record in championing women in business will be an inspiration to our people and ways of working.  I look forward to welcoming Ursula to the Board."

ENDS

Enquiries:

Media relations:	Kirsty King	+44 (0)20 8978 6855
	Bianca Agius	+44 (0)20 8978 1450
	press@diageo.com	+44 (0)20 8978 2749

Investor relations:	Andy Ryan	+44 (0) 20 8978 6504
	Pier Falcione	+44 (0) 20 8978 4838
	Rohit Vats	+44 (0) 20 8978 1064
investor.relations@diageo.com

Notes to Editors

About Ursula Burns
Ursula Burns was the Chairman of the Board of the Xerox Corporation from 2010 to 2017 and Chief Executive Officer from 2009 to 2016.  Ursula joined Xerox in 1980 and held leadership posts spanning corporate services, manufacturing and product development in her time at the company.  She was named president in 2007.

Ursula is a board director of American Express, Exxon Mobil, Nestlé and Datto.  She also provides leadership counsel to several other community, educational and non-profit organisations including the Ford Foundation, the Massachusetts Institute of Technology (MIT) Corporation, the New York City Ballet and the Mayo Clinic among others.  U.S. President Barack Obama appointed Ursula to help lead the White House national programme on Science, Technology, Engineering and Math (STEM) from 2009 to 2016 and she served as chair of the President's Export Council from 2015 to 2016 after service as vice chair from 2010 to 2015.  Ursula holds a master's degree in mechanical engineering from Columbia University and a bachelor's in mechanical engineering from Polytechnic Institute of New York University.

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Director/PDMR Shareholding
Dated 28 July 2017

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	AJH STEWART
b)	Position / status	NON-EXECUTIVE DIRECTOR
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction	Purchase of Ordinary Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)No. of Ordinary Shares sold
		£ 24.65	4,076
d)	Aggregated information	N/A
e)	Date of the transaction	28 JULY 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Director/PDMR Shareholding
Dated 31 July 2017

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 July 2017 consisted of 2,754,475,159 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 236,449,019 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,518,026,140 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

31 July 2017

Jonathan Guttridge
Company Secretarial Assistant
Diageo plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 August 2017

By: /s/ John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary